

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

Christopher Turner
Chief Executive Officer
Warburg Pincus Capital Corp I-B
450 Lexington Avenue
New York, New York 10017

> **Re: Warburg Pincus Capital Corp I-B**
> **Registration Statement on Form S-1**
> **Filed on February 17, 2021**
> **File No. 333-253212**

Dear Mr. Turner:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Registration Statement on Form S-1 filed February 17, 2021

Exhibits

1. We note that your auditor's consent included as Exhibit 23.1 references the report dated January 13, 2021. However, the Report of Independent Registered Public Accounting Firm included on page F-2 is dated February 17, 2021. Please obtain and file a new consent from your auditor that references the correct report date.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Real Estate & Construction